SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.

(Name of Subject Company)

GREAT WOLF RESORTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

James A. Calder

Chief Financial Officer

Great Wolf Resorts, Inc.

525 Junction Road, Suite 6000 South

Madison, Wisconsin 53717

(608) 662-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell

Kelley D. Parker

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The items set forth under Items 1.01, 3.03, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. (the “Company”) on March 13, 2012 (including all exhibits attached thereto) are incorporated herein by reference.

On March 13, 2012, the Company sent the following email to employees. The email also attached a copy of the Press Release that was previously filed by the Company as Exhibit 99.1 to its Current Report on Form 8-K filed on March 13, 2012.

Pack:

I am very excited to announce some important news for our Company that we believe will help us to continue to grow our brand and offer exciting opportunities to our team. This news will have no impact on our day to day operations or guest experience but will have a very positive impact for our current shareholders.

Over the last couple of months, we have been conducting a review of financial and strategic options to enhance shareholder value. Through this process, we received a formal proposal from an affiliate of Apollo Global Management, a leading private equity firm to acquire Great Wolf Resorts. This would mean transitioning Great Wolf from a publicly-owned Company to a privately-owned Company. As you will see in the attached press release, after careful review, the Board of Directors determined that the proposal was in the best interest of our shareholders and unanimously voted to accept the offer.

We also believe this will be a compelling outcome for our employees, vendor partners and other stakeholders as it will allow us to place even more focus on achieving our long term goal of building a world-class brand.

Importantly, the senior management team and I intend to continue in our current roles and the proposed transaction will not affect our day-to-day activities, or any aspect of our business operations. We will remain focused on the same priorities, values and mission that we have in place and ask for your continued efforts to enhance the quality of the entertainment we provide to our guests.

Apollo Global Management is a leading global alternative asset manager with offices all over the world. Apollo has successfully managed companies like ours and has assets under management of $75 billion, in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, feel free to visit www.agm.com.

We look forward to working in partnership with them to further our business goals. Some of the most notable companies owned by Apollo are:

•	AMC Entertainment

•	Claire’s

•	Caesars Entertainment Corporation

•	Norwegian Cruise Line

•	CKE (Hardee’s and Carl’s Jr. Restaurants. Ltd)

•	CKX (American Idol, Elvis Presley, Muhammad Ali)

It is important to note that the proposed acquisition of Great Wolf Resorts is not complete and is still subject to a tender offer to our shareholders. I am committed to keeping our Pack Members, shareholders and business partners as informed as I can, but there are obviously legal restraints in these types of transactions that prevent us from communicating in our usual way.

We are excited about the prospect of working with Apollo as we further take advantage of opportunities to refine and grow the Great Wolf Resorts brand. This move could only be possible with the dedication and talent of this incredible team – you, our Pack.

With your continued hard work and support, we will continue to offer our guests the superior experience that they have come to expect from a Great Wolf Lodge® getaway.

Kim

Additional Information and Where to Find It

The description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by affiliates of Apollo Global Management, LLC with the Securities and Exchange Commission (“SEC”) on March 13, 2012. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the SEC on March 13, 2012. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement, in each case, and together with any amendments thereto, contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.

Investors and stockholders may obtain free copies of the solicitation/recommendation statement and other documents filed by the parties at the SEC’s Web site at www.sec.gov or at the Company’s Web site at corp.greatwolfresorts.com. The solicitation/recommendation statement and such other documents may also be obtained, when available, for free from the Company by directing such request to Investor Relations, 525 Junction Road, Ste. 6000 South Tower, Madison, WI 53717, telephone: (608) 662-4700.

Forward Looking Statements

The information contained in this document that addresses future results or expectations is considered forward-looking information as defined in the federal securities laws. Forward-looking information in this document can be identified through the use of words such as “may,” “will,” “intend,” “plan,” “project,” “expect,” “anticipate,” “should,” “would,” “believe,” “estimate,” “contemplate,” “possible,” and “point.” The forward-looking information is premised on many factors, some of which are outlined below. Actual consolidated results might differ materially from projected forward-looking information if there are any material changes in management’s assumptions.

The forward-looking information and statements are or may be based on current beliefs, expectations and assumptions, a series of projections and estimates and involve risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. For information regarding these risk factors, please refer to the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K, which may be accessed via EDGAR through the Internet at www.sec.gov.